FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

Commission File Number: 0-30530

Supplement for Month of July, 2002

Crayfish Co., Ltd.

(Translation of registrant's name into English)

WICS Bldg., 6th Floor, 2-1, Ikebukuro 2-chome,
Toshima-ku, Tokyo 171-0014 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________

Information furnished on this form:

Table of Contents

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Crayfish Co., Ltd.

Date: July 15, 2002

By: ______________________
Kazuhiko Muraki
President and Representative
Director

July 15, 2002

Securities and Exchange Commission,
450 Fifth Street, N.W.,
Washington, D.C. 20549

Re: Crayfish Co., Ltd. -- Information Furnished on Form 6-k pursuant to Rule 13a-16 under the Securities Exchange Act of 1934 (Commission File No. 0-30530)

Dear Sirs:

On behalf of Crayfish Co., Ltd. (the "Company"), a joint stock company incorporated under the laws of Japan, enclosed is the Company's report on Form 6-K and a document to be furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act"). Eight Copies of such report are enclosed.

In accordance with paragraph (c) of the Rule, the information and document furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information or document pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions in connection with this matter, please do not hesitate to contact the undersigned (telephone: 813-5957-0644;facsimile:813-5957-0747;e-mail:takayasu_higuchi@crayfish.co.jp).

Please acknowledge receipt of this material by stamping the receipt copy of this letter and returning it to me in the enclosed self-addressed stamped envelope.

Very truly yours,

Takayasu Higuchi
Manager, Investor Relations
Crayfish Co.,Ltd.

(Enclosures)

[English Translation]

(Note: This English translation is provided solely for convenience of overseas readers. In case of any discrepancy between the Japanese original and this English translation, the Japanese original shall prevail.)

June 8, 2002

To Shareholders:

Resolutions of the Extraordinary General Meeting of Shareholders

Dear Sir:

You are hereby notified of the results of the Extraordinary General Meeting of Shareholders of the Company held on June 28, 2002, as further described in the "Notice of Convocation of the Extraordinary General Meeting of Shareholders" dated June 13, 2002.

First Item: Matters concerning partial amendments to the Articles of Incorporation.
Result: The First Item was passed and accordingly, the Articles of Incorporation were partially amended.

Second Item: Matters concerning Election of Three (3) Directors.
Result: The Second Item was passed and accordingly, Kazuhiko Muraki, Fumio Komatsubara and Masaaki Shimamura were elected as directors of the Company.

Third Item: Matters concerning Election of One (1) Corporate Auditor.
Result: The Third Item was passed and accordingly, Koichi Kawai was elected as a corporate auditor of the Company.

Yours faithfully,

Please address questions to:
Crayfish Co. Ltd.
Investor Relations
WICS Bldg., 6F
Ikebukuro 2-2-1
Tokyo, Japan
Tel: 81-3-5957-0695
email: ir@crayfish.co.jp